Exhibit 99.1

Galmed Pharmaceuticals to Present at International Liver Congress Data that Shows AramcholTM has a Potential Direct Effect on Liver Fibrosis

TEL AVIV, Israel, April 5, 2017 - Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) ("Galmed" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of a once-daily, oral therapy for the treatment of nonalcoholic steatohepatitis, or NASH, and other liver diseases, announced today that it will present data at the 53rd Annual Meeting of the European Association for the Study of the Liver (EASL) during the International Liver Congress (ILC) 2017. The congress is being held in Amsterdam, Holland during April 19-23, 2017.

Galmed's presentations report the efficacy of Aramchol in MCD NASH and TAA fibrosis models. TAA animal model is the gold standard to demonstrate direct anti-fibrotic effect. The data suggest a dual effect of Aramchol on fibrosis via down regulation of the sequence of events, from steatosis to fibrosis and an improvement of Fatty Acid oxidation as well a direct impact on collagen producing cells which results in reversing fibrosis.

The presentations will include:

•	Friday, April 21, 2017, 08:00-18:00 AramcholTM reduces established fibrosis in MCD diet animal model Speaker: Prof. José M. Mato

•	Saturday, April 22, 2017, 08:00-18:00 Noninvasive serum biomarkers reflect the effect of AramcholTM on mice fibrotic livers Speaker: Prof. José M. Mato

•	Saturday, April 22, 2017, 08:00-18:00 The anti-fibrotic effect of AramcholTM on liver Fibrosis in TAA animal model Speaker: Prof. Shimon Reif

For more information please visit the EASL online programme for posters:

https://events.easl.eu/EventProgramme/ILC2017/POSTER.aspx

Workshop on Saturday, April 22, 2017, 07:30-08:30am

"NASH fibrosis – from Pathology to Treatment", chair by Arun Sanyal

Presentations:

07:30-07:50: The pathogenesis of NASH - Insights into potential targets for treatment of steatosis, inflammation and fibrosis, Speaker: Prof. Vlad Ratziu, MD, PhD (France)

07:50-08:10: Aramchol - Treating NASH through prevention and reversal of fibrosis, Speakers: Prof. José M. Mato (Spain) and Prof. Shimon Reif (Israel).

08:10-08:30: Aramchol - From scientific rational to clinical development for NASH and beyond, Speaker: Prof. Rohit Loomba (United States)

For more information please visit the EASL annual meeting website:

http://www.easl.eu/discover/events/international-liver-congress

About AramcholTM and Non-alcoholic Steatohepatitis (NASH)

AramcholTM (arachidyl amido cholanoic acid) is a novel fatty acid bile acid conjugate, inducing beneficial modulation of intra-hepatic lipid metabolism. AramcholTM’s ability to modulate hepatic lipid metabolism was discovered and validated in animal models, demonstrating down regulation of the three key pathologies of NASH; steatosis, inflammation and fibrosis. The effect of AramcholTM on fibrosis is mediated by down regulation of steatosis and directly on human collagen producing cells. AramcholTM has been granted by the FDA Fast Track designation status for the treatment of NASH.

NASH is an emerging world crisis impacting 3% to 5% of the U.S. population and 2% to 4% globally. It is the fastest growing cause of liver cancer and liver transplant in the U.S. due to the rise in obesity. NASH is the progressive form of non-alcoholic fatty liver disease that can lead to cardiovascular disease, cirrhosis and liver-related mortality.

About Galmed Pharmaceuticals Ltd.:

Galmed is a clinical-stage biopharmaceutical company focused on the development of AramcholTM, a first in class, novel, once-daily, oral therapy for the treatment of NASH for variable populations, as well as other liver associated disorders. Galmed is currently conducting the ARREST Study, a multicenter, randomized, double blind, placebo-controlled Phase IIb clinical study designed to evaluate the efficacy and safety of AramcholTM in subjects with NASH, who are overweight or obese, and who are pre-diabetic or type-II-diabetic. Galmed also sponsors the ARRIVE Study, a proof-of-concept Phase IIa clinical trial designed to evaluate the safety and efficacy of Aramchol in up to 50 patients with HIV-associated NAFLD and lipodystrophy. The ARRIVE Study is an investigator-initiated trial, conducted at the University of California San Diego by Professor Rohit Loomba. More information about the ARREST Study and the ARRIVE Study may be found on ClinicalTrials.gov identifiers: NCT02279524 and NCT02684591, respectively.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Applicable risks and uncertainties include risks and uncertainties associated with the initiation, timing, progress and results of the Company's research, preclinical studies and clinical trials as well as risks and uncertainties identified under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, or the SEC, on March 23, 2017, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.